FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Tomnitz, Donald J.	2. Issuer Name and Ticker or Trading Symbol D.R. Horton, Inc. (DHI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman, President & CEO
(Last) (First) (Middle) 1901 Ascension Blvd., Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 13, 2003
(Street) Arlington,, TX 76006		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/13/03		M		71,336	A	$4.4940	84,645	D
Common Stock								10,284	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)(2)	$4.4940(3)	03/13/03		M			71,336	10% = 7,927(4)	11/18/03	Common Stock	79,263		7,927	D
Employee Stock Option (Right to Buy) (2)	$3.9287 (3)							10% = 4,486 (4)	07/21/04	Common Stock	44,865		44,865	D
Employee Stock Option (Right to Buy) (2)	$3.3226 (3)							10% = 4,487 (4)	01/19/05	Common Stock	44,865		44,865	D
Employee Stock Option (Right to Buy) (2)	$5.4208 (3)							10% = 4,116 (4)	07/20/05	Common Stock	41,160		41,160	D
Employee Stock Option (Right to Buy) (2)	$5.6120 (3)							10% = 4,900 (4)	11/16/05	Common Stock	49,001		49,001	D
Employee Stock Option (Right to Buy) (2)	$5.3035 (3)							10% = 3,629 (4)	07/18/06	Common Stock	36,297		36,297	D
Employee Stock Option (Right to Buy) (2)	$5.8889 (3)							10% = 12,704 (4)	07/28/07	Common Stock	127,040		127,040	D
Employee Stock Option (Right to Buy) (2)	$12,1567 (3)							10% = 17,242 (4)	07/23/08	Common Stock	172,412		172,412	D
Employee Stock Option (Right to Buy) (2)	$10.0225 (3)							20% = 16,650(5)	10/02/10	Common Stock	83,250		83,250	D
Employee Stock Option (Right to Buy) (2)	$21.90							20% = 14,000 (5)	07/18/12	Common Stock	70,000		70,000	D

Explanation of Responses:

(1) The shares are owned by an IRA of the spouse of the reporting person. He disclaims any beneficial interests in these shares and this report shall not be deemed an admission that he is the beneficial owner of such shares for the purpose of Section 16 or any other purpose.
(2) Each Stock Option contains a provision allowing for the withholding of stock to satisfy the Optionee's tax obligation upon exercise.
(3) Exercise Price and number of shares adjusted to reflect the effects of a 5% Common Stock dividend paid September 30, 1993, a 6% Common Stock dividend paid June 30, 1994, a 9% Common Stock dividend paid June 30, 1995, a 40% Common Stock dividend paid September 16, 1995, an 8% Common Stock dividend paid May 24, 1996, a 9% Common Stock dividend paid September 29, 2000, an 11% Common Stock dividend paid March 23, 2001, and a 3 for 2 Common Stock split paid April 9, 2002, to the extent occurring after grant.
(4) Stock Option has a 10 year term and vests as to 10% of the grant on the first nine anniversary dates of the grant and 10% 9.75 years after the grant.
(5) Stock Option has a 10 year term and vests as to 20% of the grant on the first five anniversary dates of the grant.

By: /s/ Donald J. Tomnitz Donald J. Tomnitz **Signature of Reporting Person	03/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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